Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Sara P Crovitz
Partner
scrovitz@stradley.com
202.507.6414

December 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. John M. Ganley

Re:	Fundrise Growth Tech Fund, LLC
(formerly, Fundrise Growth Tech Interval Fund, LLC)
File Nos. 333-257157 and 811-23708

Dear Mr. Ganley:

This letter responds to the comments provided to Nicole Simon in a letter dated July 19, 2021 regarding the initial registration statement on Form N-2 by Fundrise Growth Tech Interval Fund, LLC (the “Fund”) filed via the EDGAR system on June 17, 2021.  We have summarized each of your comments below, in the order you provided them, and have set forth the Fund’s response immediately below each comment.  Defined terms not herein defined shall have the meaning set forth in the Fund’s registration statement.

Please note that the Registrant has determined that it will operate as a closed-end tender offer fund instead of operating as a closed-end interval fund in reliance on Rule 23c-3 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  In light of this change, the Fund intends to change its name to “Fundrise Growth Tech Fund, LLC” and will file an amended Form N-8A to reflect such change and the Fund’s disclosures have been revised accordingly.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

FACING PAGE:

1.
Comment: When a pre-effective amendment is filed, please uncheck the box indicating that the filing will become effective when declared effective pursuant to Section 8(c) of the Securities Act of 1933 (“Securities Act”).  We note that on June 25, 2021, the Fund filed a delaying amendment pursuant to Rule 473 under the Securities Act.

Response:  The Registrant has made this change.

2.
Comment:  Effective August 1, 2021, interval funds will be deemed to register an indefinite amount of securities pursuant to Rule 23c-3(e) under the Investment Company Act and will pay registration fees using Form 24F-2.  Assuming that the registration statement would not be declared effective until after August 1, 2021, the Registration Fee Table may be deleted.  See Instructions to “Calculation of Registration Fee Under the Securities Act of 1933” in Form N-2.

Response: As noted above, the Registrant no longer intends to operate pursuant to Rule 23c-3 under the Investment Company Act. Accordingly, the Registration Fee Table has not been deleted.

PROSPECTUS:

Cover Page

3.
Comment:  The first paragraph under “Investment Strategies” provides that “the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of technology and technology-related companies . . . and other investments (including derivatives) that provide the Fund with economic exposure to technology companies.”  (Emphasis added.)  The adopting release for Rule 35d-1 under the Investment Company Act provides that an investment company with a name suggesting a type of investment may “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Act Release No. 24828 (Jan. 17, 2001) (“Names Rule Adopting Release”) n.13 (emphasis added).  Please revise the Fund’s 80% policy to refer to investments with economic characteristics similar to technology companies, rather than to investments that provide economic exposure to technology companies.

Response: The Registrant as made the following change to its 80% policy:

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of technology and technology-related companies (referred to herein as “technology companies”) and other investments (including derivatives) that ~~provide the Fund with economic exposure to~~ have economic characteristics similar to investments in technology companies.

4.
Comment:  The first paragraph under “Investment Strategies” sets forth examples of sectors and industries that include technology companies.  The last sentence of the paragraph provides, however, that “[t]echnology companies may also include, in the judgment of the Fund’s investment adviser, companies operating in other sectors, sub-sectors and industries.”  The Names Rule Adopting Release provides that “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and    should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” Names Rule Adopting Release n.43 (emphasis added).  Please revise the disclosure to define the term “technology” and delete language providing the Adviser with discretion to define the term.

Response:  The Registrant has revised its disclosure as follows:
Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of technology and technology-related companies (referred to herein as “technology companies”) and other investments (including derivatives) that ~~provide the Fund with economic exposure to~~ have economic characteristics similar to investments in technology companies.
For this purpose, ~~T~~technology companies include companies operating in the information technology and telecommunication services sectors ~~and companies operating in the following~~ as well as technology-related companies in other sectors and industries, including: advertising (AdTech); sales and marketing technology; ~~internet and catalog retail;~~ media; ~~electrical equipment;~~ biotechnology (BioTech); health care equipment and supplies; ~~and~~ health care technology; pharmaceuticals; artificial intelligence; data and analytics; design tech; education technology (EdTech); financial services technology (FinTech); real estate technology (PropTech); gaming; internet services; manufacturing technology; entertainment; mapping;

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

payments; privacy & security; science and engineering; energy and sustainability technology; energy equipment and services; technology hardware, storage and peripherals; software; electronic equipment, instruments and components; communications equipment; semiconductors and semiconductor equipment; agriculture; transportation; commercial services and supplies; chemicals; synthetic materials; aerospace and defense; and nanotechnology.  ~~Technology companies may also include, in the judgment of the Fund’s investment adviser, companies operating in other sectors, sub-sectors and industries.~~

5.
Comment:  The fourth paragraph under “Investment Strategies” states that the Fund seeks to invest in primary and secondary offerings of Portfolio Companies.  Please briefly explain the terms “primary and secondary offerings.”

Response:  The Registrant has revised its disclosure as follows:
The Fund intends to utilize private markets to acquire interests ~~equity securities~~ in ~~primary and secondary offerings of~~ Portfolio Companies. The Fund may invest in Portfolio Companies by purchasing securities directly from such Portfolio Companies, including through simple agreements for future equity (“SAFEs”). SAFEs represent a contractual right to future equity of a company, in exchange for which the holder of the SAFE contributes capital to the company. SAFEs enable investors to convert their investment to equity upon the occurrence of triggering events set forth in the applicable SAFE.  The Fund may also invest in Portfolio Companies through transactions with existing shareholders of the Portfolio Companies, either by purchasing equity interests held by such shareholders or through the use of forward contracts.

6.
Comment:  Footnote (2) to the pricing table provides that to the extent the Adviser pays for organizational or offering costs on behalf of the Fund, the Fund must reimburse the Adviser on a monthly basis, subject to both an expense limitation and also a limit based on the amount of a percentage of gross proceeds from sales for an applicable month.  The last sentence of the footnote provides that unpaid amounts will be rolled forward to future months until the Adviser has been reimbursed in full.  Footnote (4) to the fee table on page 16 provides, however, the Adviser may seek reimbursement under the Expense Limitation Agreement for a three-year period from the date of the payment made by the Adviser.  Please make

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

clear whether or not this three-year limitation for reimbursement of the Adviser is applicable to the Fund’s obligation to repay organizational and offering costs incurred by the Adviser.
Response: The Registrant confirms that the three-year limitation for reimbursement of the Adviser is applicable to the Fund’s obligation to repay organizational and offering costs incurred by the Adviser. Footnote (2) to the pricing table has been revised accordingly:
Assumes all amounts currently registered are sold in the continuous offering. The Fund’s estimated organization and offering costs to date and for the initial 12-month period of investment operations are $[______], or $[______] per Share. All organization and offering costs of the Fund paid by the Adviser shall be subject to reimbursement pursuant to an Expense Limitation Agreement between the Fund and the Adviser. ~~Subject to the limitations on reimbursements by the Fund under the Expense Limitation Agreement, such reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed [____]% of the aggregate gross proceeds from the offering of the Fund’s Shares during the applicable month. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the [_____]% limit), calculated on an accumulated basis, until the Adviser has been reimbursed in full.~~ See “Fund Expenses.”

Prospectus Summary – Principal Investment Strategies (Page 6)
7.
Comment:  The first paragraph of this section states that technology companies include companies operating in the information technology and telecommunication services sectors and companies operating in the following industries:  internet and catalog retail; media; electrical equipment; biotechnology; health care equipment and supplies and health care technology.  If the Fund intends to make significant investments in particular sectors or industries, please identify them and provide the principal risks of those sectors or industries in the appropriate locations.

Response:  The Registrant notes that the definition of technology companies has been revised, as set forth in response to Comment 4 above.  In addition, the Registrant’s risk disclosure has been revised to add the following principal risks:

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

PropTech Company Risk.  PropTech companies typically use automation, artificial intelligence, or other forms of technology developed for the property industry.  These companies may  be  adversely  impacted  by  government regulations, economic conditions and deterioration in real estate markets generally.  Real estate is highly illiquid and substantial in terms of capital required to develop, operate or buy. It is expensive to trade real estate, and there can be a vast bid-offer spread (gap between what buyers will offer and sellers will accept). Research and due diligence costs are significant. Additionally, the products or solutions offered by PropTech companies may face technical limitations related to connectivity, compatibility, and longevity, with many different technologies competing to become the standard.  As a result, PropTech companies typically face intense competition and potentially rapid product obsolescence. Furthermore, the customers and/or suppliers of PropTech companies may be concentrated in a particular country, region or industry.  Any adverse event affecting one of these countries, regions or industries could have a negative impact  on  PropTech  companies. PropTech companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology.  PropTech companies often struggle to gain market share to a degree that enables them to be sustainable.
FinTech Company Risk.  FinTech  companies  may  be  adversely  impacted  by  government regulations, economic conditions and deterioration in credit markets.  These companies may have significant exposure to consumers and businesses (especially small businesses) in the form of loans and other financial products or services.  FinTech companies typically face intense competition and potentially rapid product obsolescence.  Many FinTech companies currently operate under less regulatory scrutiny than traditional financial services companies and banks, but there is significant risk that regulatory oversight could increase in the future. Higher levels of regulation could increase costs and adversely impact the current business models of some FinTech companies.   FinTech companies involved in alternative currencies may face slow adoption rates and be subject to higher levels of regulatory scrutiny in the future, which could severely impact the viability of these companies.  FinTech companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology.  The customers and/or suppliers of FinTech companies may be concentrated in a particular country, region or industry.  Any adverse event affecting one of these countries, regions or industries could have a negative impact  on  FinTech  companies.

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

Cybersecurity Risks of PropTech and FinTech Companies.  Many PropTech and FinTech companies store sensitive consumer information and could be the target of cybersecurity attacks and other types of theft, which could have a negative impact on these companies.  These companies could be negatively impacted by disruptions in service caused by hardware or software failure, or by interruptions or delays in service by third-party data center hosting facilities and maintenance providers.

1.	Prospectus Summary – Principal Risks (Page 8)
8.
Comment:  The cover page of the prospectus discloses that the Fund may make return of capital distributions.  Please disclose in the Principal Risks section the risks related to distributions of return of capital.

Response:  The Registrant has added the following risk disclosure to the Prospectus Summary—Principal Risks section of the Prospectus:
Distributions Risk. The Fund is required to make distributions sufficient to satisfy the requirements for qualification as a RIC for U.S. federal income tax purposes. There can be no assurance that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or maintain certain levels of cash distributions. Additionally, a portion of the Fund’s distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a Shareholder’s investment in the Fund’s Shares and may trigger taxable gain.
Additionally, the Registrant has added the following risk disclosure to the Risk Factors section of the Prospectus:
Distributions Risk
The Fund is required to make distributions sufficient to satisfy the requirements for qualification as a RIC for U.S. federal income tax purposes. There can be no assurance that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or maintain certain levels of cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

Additionally, a portion of the Fund’s distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of the Fund’s distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of the Fund’s distributions for a year exceeds Fund’s current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s Shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such Shares.

9.
Comment:  Please include under “Management Risk” on page 10 that the Adviser’s primary experience as an investment adviser has been with real estate investments and that the Adviser has not previously managed a fund focused on technology investments.

Response:  In response to the Staff’s comment, the language under “Management Risk” has been revised as follows:
Prior to the launch of the Fund, the Adviser’s primary experience was in managing real estate investments.  The Adviser has not previously managed an investment strategy similar to that of the Fund, and this lack of experience may hinder the Fund’s ability to secure attractive investment opportunities and, as a result, may limit the profitability of the Fund and detract from the Fund’s ability to achieve its investment objective.

Summary – Investment Adviser (Page 13)
10.	Comment: Please include in this section the disclosure also requested in Comment 9. See Item 9.1.b(1) of Form N-2 (requiring a description of the adviser’s experience as an investment adviser).
Response: The Registrant has added the following disclosure:
Investment Adviser
Fundrise Advisors, LLC serves as the investment adviser to the Fund (the “Adviser”). The Adviser was formed in 2014 and is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

Subject to the supervision of the Board, the Adviser is responsible for directing the management of the Fund’s business and affairs, managing the Fund’s day-to-day affairs, and implementing the Fund’s investment strategy. In carrying out these responsibilities, the Adviser also performs certain administrative, fund accounting and shareholder services for the Fund. The Adviser is a wholly-owned subsidiary of the Rise Companies Corp. (“Rise Companies”), the Fund’s sponsor, which owns and operates, through its subsidiary Fundrise, LLC, an investment platform available both online at www.fundrise.com and through various mobile applications sponsored by Rise Companies (collectively referred to herein along with the Fund’s website www.fundriseintervalfund.com, the “Fundrise Platform”) that allows individuals to become investors in equity or debt holders in alternative investments that may have been historically difficult to access for some investors. Prior to the launch of the Fund, the Adviser’s primary focus was on real estate investments.  Specifically, t~~T~~hrough the Fundrise Platform, investors can invest in a variety of real estate investment opportunities using REITs (each, an “eREIT®”), a real estate investment fund (the “eFundTM”) and other real estate-focused investment vehicles sponsored by Rise Companies that are managed by the Adviser, without any brokers or selling commissions.  The Adviser also serves as the investment adviser to one or more registered closed-end management investment companies sponsored by Rise Companies that invest primarily in real estate-related investments.  The Fund is now included among the investment vehicles made available through the Fundrise Platform. As of [_________, 20__], the Adviser had approximately $[___] in assets under management.

Summary of Fund Expenses (Page 15)
11.
Comment:  Footnote (2) to the fee table indicates that table assumes that the Fund will not use leverage.  Please clarify whether the Fund expects to use leverage during the first 12 months of operations.  If so, please estimate the interest expenses for the first 12 months.

Response:  The Registrant confirms that it does not expect to use leverage during the first 12 months of operations.  In light of this Comment 11 and Comment 12 below, footnote (2) has been revised accordingly:

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

The table assumes the Fund’s use of leverage in an amount equal to 0% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage), as the Fund does not expect to use leverage during the first 12 months of operations. The Fund’s actual interest costs associated with leverage may differ from the estimates above. ~~Although the Fund does not anticipate any interest payments on borrowed funds, the Fund does expect that its unconsolidated operating entities will use borrowings, the costs of which will be indirectly borne by shareholders.~~

12.
Comment:  Footnote (2) to the fee table also indicates that the Fund may have unconsolidated operating entities.  If investing in unconsolidated operating entities will be a principal investment strategy, please disclose that in the Prospectus Summary and define what is meant by unconsolidated operating entities.  For example, would it include joint ventures?  Please also inform us why these entities will not be consolidated with the Fund and if the expenses of unconsolidated entities will be included in the fee table.

Response:  The Registrant does not intend to invest in unconsolidated operating entities as a principal investment strategy.  Accordingly, the reference to unconsolidated operating entities has been removed as shown above in response to Comment 11.

Risk Factors – Illiquid Investment Risk (Page 24)
13.	Comment: The last sentence of this risk provides a citation to Rule 23c-3(b)(10)(i) under the Investment Company Act. Please briefly describe that provision.
Response:  This disclosure has been removed as it is no longer applicable to the Registrant, which no longer intends to operate pursuant to Rule 23c-3 under the Investment Company Act.

Risks Factors – Delay in the Use of Proceeds Risk (Page 34)
14.	Comment: In the first sentence of the third paragraph on page 35, consider whether the word “purchase” should be changed to “sell.”
Response:  The Registrant has made the suggested change.

2.	Fund Expenses (Page 38)
15.	Comment: The second paragraph on page 39 provides that Rise Companies or its affiliates may receive acquisition or origination fees from co-investors,

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

venture partners, borrowers or investment holding entities.  Please make clear that such fees will not be charged to the Fund.  Please also explain to us whether such fees may be charged to any subsidiaries of the Fund.  If so, please explain how such fees, which would be borne indirectly by the Fund, would be consistent with Section 17(e) of the Investment Company Act.  Please explain to us the term “investment holding entity.”  We may have additional comments after reviewing your response.

Response:  Registrant affiliates may charge fees for services and other technology to enable the discovery and development of investments. If any fees are ultimately charged, the Registrant commits that such fees will be consistent with Section 17(e) of the Investment Company Act. The Registrant may make certain investments through one or more investment holding entities, which the Registrant expects to be subsidiaries of the Registrant. The Registrant notes that to the extent that any future investments in underlying vehicles would be considered co-investments, the Registrant intends to rely on the exemptive relief previously obtained by Fundrise Advisors LLC et al. relating to co-investment programs. (See File No. 812-15040.)  The second paragraph on page 39 has been revised as follows:
Subject to the 1940 Act and agreement by the Board, ~~Rise Companies or its affiliates may receive acquisition or origination fees from co-investors, joint venture partners, borrowers or investment holding entities in connection with the acquisition or origination of investments in private technology companies. The Fund will not be entitled to these fees. In addition, from time to time,~~ Rise Companies or its affiliates intend to perform administrative services for the Fund as well as additional ~~may provide other~~ services relating to the Fund’s investments ~~and their operations,~~ that may be provided in-house in-lieu of outsourcing ~~these functions~~ such services to a third-party. In addition to general Fund administration, these non-advisory services are currently expected to include the provision of some or all of the following: payment processing, fraud detection, digital content management systems, origination software, identity and access management, and customer relationship management software.  ~~Subject to the 1940 Act,~~ In the event that Rise Companies or its affiliates ~~may~~ provide these services, they will be entitled to receive compensation ~~either from the Fund or the investment holding entity, which may be a wholly-owned subsidiary, in return~~ for such services~~, which~~ in an amount that the Adviser believes is comparable to the total amount customarily charged by third parties for comparable service, as

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

determined by the Adviser in its sole discretion. ~~will be at or below the cost that would be incurred by retaining an independent third-party. In the event that any~~ If such compensation is paid by an entity other than the Fund, the Fund ~~may~~ will indirectly bear such costs in proportion to its ownership interest in such entity.

16.
Comment: The second paragraph on page 39 also states that the Rise Companies or its affiliates may be entitled to receive compensation either from the Fund or an investment holding entity in return for services. Please provide examples of the types of services for which the Fund or investment holding entity may be charged fees by Rise Companies or its affiliates.

Response:  The second paragraph on page 39 has been revised as shown in the response to Comment 15 above.

Determination of Net Asset Value (Page 39)
17.
Comment:  Although the Principal Investment Strategies section states that the Fund will invest in late-stage private companies, this section provides that the Fund may also invest in early stage private companies.  In the Prospectus Summary, please revise the description of the Fund’s strategy to disclose that it may invest in early stage private companies.  Please also revise the risk disclosure, including valuation risk, to disclose risks related to early stage private companies.

Response:  The Registrant intends to invest in mid-to-late stage private companies and its disclosures have been revised accordingly.  In particular, the Principal Investment Strategies section of the Prospectus Summary has been revised as follows (with corresponding edits made elsewhere):
The Fund seeks to achieve its investment objective by investing in technology companies, with a primary focus on the equity securities (e.g., common stock, preferred stock or convertible debt) of, or other investments (including derivatives) that provide the Fund with economic exposure to, certain privately held, mid-to-late-stage, growth companies (“Portfolio Companies”). Earlier mid-stage growth companies are privately held companies that typically have met certain key development milestones (for example, first customer orders or first revenue shipments) and have some product or service revenue, but are is still operating at a loss.  Later mid-stage growth companies are privately held companies that typically have product or service revenue and have recently achieved breakthrough measures of financial success, such as

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

operating profitability or break-even or positive cash flows.  Late-stage companies are privately held companies that have typically demonstrated sustainable business operations and generally have a well-known product or service with a strong market presence. Late-stage companies have generally reached a point of meaningful revenue generation from their core business operations with strong financial indicators of product-market fit. Late-stage private companies may also be referred to as “pre-IPO companies” (i.e., companies that are typically in their last few financing rounds before an initial public offering (“IPO”) or an exit event such as a sale or merger) and have previously been funded primarily by private institutional investors through pooled investment vehicles (commonly referred to as venture capital funds) and other institutional investment groups (“venture-backed companies”).
The ability to invest in privately held, mid-to-late-stage technology companies can offer the potential to capture more upside potential than investments in the securities of technology companies that are already publicly traded.  The Fund’s portfolio management team seeks to capture this value accretion, or what may be referred to as a private-public valuation arbitrage, by investing primarily in Portfolio Companies that they believe have high growth potential.
The Fund generally seeks to invest in primary and secondary offerings of Portfolio Companies with the goal of remaining invested until a liquidity event occurs, including but not limited to a public offering of the Portfolio Company’s shares, another round of private fund raising, or a sale or merger of the Portfolio Company.  Upon the occurrence of a liquidity event with respect to a Portfolio Company, such as an initial public offering or a merger or acquisition transaction, the Fund may or may not choose to sell its investment in the Portfolio Company.  Notwithstanding the occurrence of such a liquidity event, the Fund may continue to hold securities of Portfolio Companies after those companies have gone public. This investment strategy is generally referred to as “Buy and Hold”.
Notwithstanding the foregoing, investments in mid-to-late-stage companies involve a considerable amount of risk given their shorter operating history relative to established public companies, the businesses’ need for additional capital to maintain growth, and the general illiquidity of their securities.  The Portfolio Companiesin

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

which the Fund invests may have limited financial resources and may be unable to meet their obligations with their existing working capital, which may lead to equity financings that dilute the Fund’s holdings, bankruptcy or liquidation, and consequently the reduction or loss of the value of the Fund’s portfolio investment.  Additionally, because Portfolio Companies are privately owned, there is usually little publicly available information about these businesses, and the Adviser may not be able to obtain all of the material information that would be generally available for public company investments. Private companies are generally not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests may not be available.  Investors in the Fund need to understand that such companies carry a high degree of investment risk because many of these firms may fail or not achieve their performance or financial objectives. There is no guarantee that the Fund’s investments in Portfolio Companies will increase in value, and the market value of the Fund’s investments may decline substantially before the Fund is able to sell them, resulting in significant losses to the Fund and its shareholders.
In addition, Valuation Risk in Principal Risks section of the Prospectus Summary has been revised as follows (with corresponding edits made elsewhere):
Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the assets in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability or human error. If the Fund ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Fund’s investment may be lower than expected and could experience losses.  The Fund’s portfolio investments are generally privately traded securities (unless one of the Portfolio Companies goes public and then only to the extent the Fund has not yet liquidated its securities holdings therein) that are fair valued by the Adviser in accordance with the Fund’s valuation procedures.  Valuations of the Portfolio Companies are inherently uncertain and may be based on estimates, and the Fund’s determinations of fair market value may differ materially from the values that would be assessed if a readily available market for these

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

securities existed.  This risk is particularly exaggerated for mid-stage growth Portfolio Companies, given their limited history and significant change in cash flow generation over time.
Furthermore, the language under “Determination of Net Asset Value” in the Prospectus referring to the early stages of a Portfolio Company’s existence has been revised as follows:
For mid-to-late stage growth Portfolio Companies ~~During the early stages of a Portfolio Company’s existence~~, traditional valuation methods (e.g., discounted cash flow) are often a less reliable tool for valuing investments in accordance with ASC 820. As such, until the  Portfolio Companies grow to a point where traditional valuation methods apply, the Fund will value its investments based on the Portfolio Company’s progression through capital raising cycles.

3.	Anti-Takeover Provisions (Page 51)
18.
Comment:  This section provides that the LLC Agreement authorizes the Board to issue an unlimited amount of one or more classes or series of shares of the Fund, including preferred shares.   Please clarify that the Fund may not issue more than one class of shares of common stock   or preferred stock without receiving exemptive relief from the Commission.  See Section 18(c) of the Investment Company Act.

Response:  The following disclosure has been added to the “Anti-Takeover Provisions” section of the Registrant’s prospectus.
Notwithstanding the foregoing, prior to issuing more than one class of Shares of common stock   or preferred stock, the Fund would need to apply for exemptive relief from the SEC that would permit the Fund to issue multiple classes of Shares, and there is no assurance that such relief would be granted. Until such exemptive relief is granted and the Fund registers a new Share class, the Fund will only offer one class of Shares.

Plan of Distribution – How to Purchase Shares (Page 53)
19.
Comment:  The fifth paragraph of this section states that subscriptions will be accepted or rejected within 45 days of receipt by the Fund.  This appears to be inconsistent with the requirement that interval funds sell shares at the net asset value (“NAV”) next calculated after receipt of an order.  See Rule 23c-3(b)(7)(iii) under

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

the Investment Company Act.  In as much as an interval fund generally must calculate NAV daily, Monday through Friday, when shares are offered (see id.), a sale generally must occur no later than the next business day after an order is received.  Please revise this section to be consistent with Rule 23c-3(b)(7)(iii).

Response: As noted elsewhere, the Registrant no longer intends to rely on Rule 23c-3 under the Investment Company Act.  Nevertheless, the third through fifth paragraphs of this section have been revised as follows:
~~The Fund is deemed to have received a subscription when the Fund receives the properly completed and executed subscription agreement (and all related documentation) in accordance with the instructions provided therein.~~  A purchase of Shares will be made at the NAV per share next determined following receipt of a purchase order in good order by the Fund if received at a time when the Fund is open to new investments. A purchase order is in “good order” when the Fund receives all required information, including properly completed and signed documents, and the purchase order is approved by the Fund. Once the Fund accepts a purchase order, you may not cancel or revoke it.
By executing the subscription agreement and paying the total purchase price for the Fund’s Shares subscribed for, each investor agrees to accept and fully comply with the terms of the subscription agreement. Subscriptions will be binding upon investors but will be effective only upon the Fund’s acceptance of the subscribing investor as a member of the Fund, which will be based on the Fund’s determination that the investor satisfies all of the terms and conditions of the subscription agreement. Prospective investors should carefully read the subscription agreement before purchasing Shares of the Fund. The Fund reserves the right to reject any subscription in whole or in part or pause accepting new subscriptions.
~~Subscriptions will be accepted or rejected within 45 days of receipt by the Fund.~~ The Fund will not draw funds from any subscriber until your subscription is accepted. If the Fund accepts your subscription, the Fund will email you a confirmation. ~~Settlement may occur up to 45 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. An investor will become a member of the~~

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

~~Fund, including for tax purposes, and the Shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and the Fund accepts the investor as a member. The number of shares issued to an investor will be calculated based on the NAV per Share in effect on the date the Fund receives the subscription. The acceptance of subscriptions may be briefly paused at times to allow the Fund to effectively and accurately process and settle subscriptions that have been received.~~

2.	STATEMENT OF ADDITIONAL INFORMATION:
1.	Repurchases and Transfers of Shares – Involuntary Repurchases (SAI Page 29)
20.
Comment:  The fifth bullet in this section provides that the Fund may repurchase shares without a shareholder’s consent, consistent with Rule 23c-2 under the Investment Company Act, if the shares have “an aggregate NAV less than an amount determined from time to time by the Board.”  Rule 23c-2 provides that a closed-end fund may call or redeem securities in accordance with the terms of the securities or the charter.  Please explain to us how the Board’s authority to set a minimum account balance from time to time would be consistent with the requirement that the involuntary repurchase be in accordance with terms of the security or charter.

Response:  Section 4.5(b) of the Registrant’s charter provides the following:
The Company shall have the right at its option and at any time to repurchase or redeem the Shares of a Member or of any person acquiring such Shares from or through a Member at the Net Asset Value thereof, to the extent permitted by the Investment Company Act, without the consent or other action by the Member or other person, for any reason under such terms as may be established by the Board from time to time.

21.
Comment:  The last bullet in this section provides that the Fund may repurchase shares without a shareholder’s consent if “it would be in the best interests of the Fund[.]”  As noted above, Rule 23c-2 permits a closed-end fund to repurchase securities in accordance with terms of the security or charter.  Please explain to us how “the best interest of the Fund” is a term of the security or charter within the meaning of Rule 23c-2.

Response:  The Registrant refers the Staff to its response to Comment 20 above.

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

PART C – OTHER INFORMATION
Signatures
22.
Comment:  We note that the Board of Directors has not been selected and some officers have not been appointed.  The registration statement has been signed by the Chief Executive Officer only.  Please ensure that once the Board of Directors has been properly constituted and officers have been appointed, a pre-effective amendment to the registration statement will be signed by officers and directors in accordance with Section 6(a) of the Securities Act of 1933 (“Securities Act”).

Response:  The Registrant so confirms.

GENERAL COMMENTS
23.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.
Response:  The Registrant has not presented any test the waters materials to potential investors in connection with this offering.

24.
Comment:  We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response:  The Registrant acknowledges the staff’s comment.

25.
Comment:  If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430(a) under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response:  The Registrant does not intend to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430(a) under the Securities Act.

26.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 13, 2021

Response:  The Registrant does not presently intend to submit an exemptive application or no-action request in connection with its registration statement, but notes that it may in the future rely on the exemptive relief previously obtained by Fundrise Advisors LLC et al. relating to co-investment programs. (See File No. 812-15040.)

27.
Comment:  Response to this letter should be in the form of a pre-effective amendment filed pursuant   to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:  The Registrant acknowledges the Staff’s comment and intends to accompany this letter with a corresponding pre-effective amendment filed pursuant   to Rule 472 under the Securities Act.

* * * * * * * *

Please do not hesitate to contact me at (202) 507-6414, or in my absence, Taylor Brody at (215) 564-8071, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/Sara Crovitz
Sara Crovitz

cc:    Taylor Brody
Nicole Simon
Bjorn Hall
Benjamin Miller
Sarah Nania
Michelle Mirabal